                                                               Exhibit (a)(5)(L)

                         CAREERBUILDER PARENT COMPLETES
                        TENDER OFFER FOR HEADHUNTER.NET

Reston, Va., November 7, 200l -- Career Holdings, Inc., the parent company of CareerBuilder, Inc., announced today the successful completion of the cash tender offer for all of the outstanding shares of common stock of HeadHunter.NET, Inc. (NASDAQ: HHNT). The tender offer expired at 5:00 p.m. New York City time, on Tuesday, November 6, 200l. Career Holdings is principally owned by Tribune Company (NYSE: TRB) and Knight Ridder Digital, a subsidiary of Knight-Ridder, Inc. (NYSE: KRI).

American Stock Transfer & Trust Company, the depositary for the tender offer, has advised Career Holdings that as of the expiration of the tender offer, approximately 20,423,098 shares of Headhunter common stock (including guaranteed deliveries), had been validly tendered and not withdrawn, representing approximately 99.9% of Headhunter's issued and outstanding shares. All validly tendered shares have been accepted for purchase and payment in accordance with the terms of the offer.

Career Holdings intends to complete the acquisition of Headhunter later today through a merger in which each share of Headhunter common stock not previously purchased in the tender offer will be converted into the right to receive $9.25 per share in cash, without interest and subject to applicable withholding.

                                       ###

None of Career Holdings, Headhunter, Tribune or Knight Ridder is responsible for updating the information contained in this press release beyond the published date, nor for changes made to this document by wire services or Internet service providers.

About CareerBuilder, Inc.
CareerBuilder is the leading provider of targeted Web recruiting. Through the CareerBuilder Network, employers can post jobs to pinpoint exactly the right candidates by location, industry or diversity. Job seekers can instantly search the Internet's best career sites, in just a couple of clicks. CareerBuilder also provides personalized career services and advice. The CareerBuilder Network is the most powerful career network on the Web, including careerbuilder.com - the flagship career center - and the career centers of premier destination sites including Bloomberg.com, iVillage.com and latimes.com, Philly.com, chicagotribune.com and BayArea.com.

About HeadHunter.NET, Inc.
Headhunter, a leading national online recruiting and job awareness network, empowers candidates and corporations to manage the job search process. The site features more than two million resumes and jobs representing 10,000 of the nation's top employers across virtually every industry. Headhunter distinguishes itself by providing job seekers privacy when searching and applying for jobs, and allows job seekers and job posters to manage and track the visibility and performance of their listings. Headhunter is based in Atlanta, with offices nationwide.

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                                                              Exhibit (a)(5)(L)

About Knight-Ridder, Inc.
Knight Ridder is the nation's second-largest newspaper publisher, with products in print and online. The company publishes 32 daily newspapers in 28 U.S. markets, with a readership of 8.5 million daily and 12.6 million Sunday. Knight Ridder also has investments in a variety of Internet and technology companies and two newsprint companies. The company's Internet operation, Knight Ridder Digital, creates and maintains a variety of online services, including Real Cities (www.RealCities.com), a national network of city and regional destination sites in 55 U.S. markets. Knight Ridder and Knight Ridder Digital are located in San Jose, Calif.

About Tribune Company
Tribune (NYSE: TRB) is one of the country's premier media companies, operating businesses in broadcasting, publishing and on the Internet. It reaches more than 80 percent of U.S. households, and is the only media company with television stations, newspapers and Web sites in the nation's top three markets. Tribune media span 23 major-market television stations, including national superstation WGN-TV; 11 market-leading daily newspapers, including the Los Angeles Times, Chicago Tribune and Newsday; and news and information Web sites in 18 of the nation's top 30 markets.

MEDIA CONTACTS:                           INVESTOR CONTACTS:

Christine Hennessey, Tribune Co.          Ruthellyn Musil, Tribune Co.
chennessey@tribune.com                    rmusil@tribune.com
                                          ------------------
312/222-4850 (Office)                     312/222-3787
312/222-l573 (Fax)                        312/222-1573

Cynthia Funnell, Knight Ridder Digital    Polk Laffoon, Knight-Ridder, Inc.
cfunnell@knightridder.com                 plaffoon@knightridder.com
--------------------------                --------------------------
408/938-6076 (Office)                     408/938-7838 (Office)
408/938-6080 (Fax)                        408/938-7813 (Fax)

Barry Lawrence, CareerBuilder, Inc.       Gil Fuqua, HeadHunter.net, Inc.
Barry.Lawrence@careerbuilder.com          gfuqua@corpcomminc.com
--------------------------------
703/259-5793 (Office)                     615/254-3376 (Office)
703/259-5785 (Fax)

Craig Stamm, HeadHunter.net, Inc.
Craig.stamm@headhunter.net
--------------------------
770/349-2480 (Office)
770/349-2931 (Fax)